                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)



                           METRO-GOLDWYN-MAYER INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                   591610100
                   -----------------------------------------
                                 (CUSIP Number)


                   -----------------------------------------
                    Richard E. Sobelle, Esq. (702) 737-8060
                             Tracinda Corporation
                                4835 Koval Lane
                            Las Vegas, Nevada 89109

         -------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                               November 25, 1997
         -------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 591610100                                      PAGE 2 OF 6
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRACINDA CORPORATION

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
      BK

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(d) or 2(e)

                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      NEVADA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            42,396,488

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             42,396,488

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    42,396,488

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    64.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 591610100            SCHEDULE 13D               PAGE 3 OF 6
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                           KIRK KERKORIAN
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                N/A
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    42,396,488
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    42,396,488
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                        42,396,488

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          64.4%
------------------------------------------------------------------------------

                                                                ----------------
                                                                  PAGE 4 OF 6
                                                                ----------------

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT:

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation ("Tracinda") and Mr. Kirk Kerkorian. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

1. Item 3 of the Schedule 13D is hereby amended to add the following information:

     Tracinda has acquired 748,600 Shares as set forth in Item 5 below, which item is incorporated herein by reference. The purchase price for such Shares ($15,296,882) is being funded from funds provided to Tracinda pursuant to the Credit Agreement. A copy of the Credit Agreement has been filed as an exhibit to the Schedule 13D and is incorporated herein by reference. Tracinda has pledged such shares pursuant to the Credit Agreement and a related Stock Pledge Agreement.

2. Item 5 of the Schedule 13D is hereby amended to add the following information:

     (a) As a result of the purchases described under Item 5(c), Tracinda and Mr. Kerkorian are the beneficial owners of 42,396,488 Shares or approximately 64.4% of the Shares outstanding as of November 13, 1997, based upon the number of Shares outstanding as reported in the Company's Prospectus dated November 12, 1997.

     (b) Mr. Kerkorian has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 748,600 Shares purchased by Tracinda.

     (c) The table below sets forth information with respect to all purchases of Shares by Tracinda and Mr. Kerkorian since the filing of the 13D on November 18, 1997. All of such purchases were effected by Tracinda on the New York Stock Exchange.



       Transaction          Number of        Price            Aggregate
          Date               Shares        Per Share            Price
          ----               ------        ---------            -----
        11/20/97              3,000          20             $60,120.00
        11/20/97              1,600          20 1/16        $32,164.00
        11/20/97             10,000          20 1/8        $201,650.00
        11/20/97             20,000          20 1/4        $405,800.00
        11/20/97             28,700          20 3/8        $585,910.50
        11/21/97             28,500          20 1/16       $572,921.25
        11/21/97            156,800          20 1/8      $3,161,872.00
        11/24/97             35,000          20            $701,400.00

      11/24/97       5,300      20 1/8         $106,874.50
      11/24/97      88,500      20 3/16      $1,790,133.75
      11/24/97     104,900      20 1/4       $2,128,421.00
      11/25/97       5,800      20 3/16        $117,319.50
      11/25/97       7,800      20 3/8         $159,237.00
      11/25/97      36,900      20 7/16        $755,619.75
      11/25/97      40,100      20 1/2         $823,654.00
      11/25/97      15,000      20 9/16        $309,037.50
      11/25/97      17,000      20 5/8         $351,305.00
      11/25/97       3,800      20 11/16        $78,764.50
      11/25/97       4,000      20 3/4          $83,160.00
      11/25/97      10,000      20 15/16       $209,775.00
      11/25/97      44,600      21             $938,384.00
      11/25/97       2,000      21 1/16         $42,205.00
      11/25/97      35,000      21 1/8         $740,775.00
      11/25/97      44,300      21 3/16        $940,378.25

3. Item 6 of the Schedule 13D is hereby amended to add the following information:

      The 748,600 Shares purchased by Tracinda will be pledged pursuant to the Credit Agreement.

4. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       TRACINDA CORPORATION
                                       a Nevada corporation


                                       By:  /s/ Anthony Mandekic
                                          --------------------------
                                            Name: Anthony Mandekic
                                            Title: Secretary / Treasurer


                                       KIRK KERKORIAN


November 25, 1997                      By:  /s/ Anthony Mandekic
---------------------                      -------------------------
DATE                                        Anthony Mandekic
                                            Attorney-in-fact